Registration No. 333  -
As filed with the Securities and Exchange Commission on May 2, 2011

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

 Valid Solucoes e Servicos De Seguranca Em Meios De Pagamento e Identificacao S.A.
(Exact name of issuer of deposited securities as specified in its charter)

 N/A
(Translation of issuer’s name into English)

 Federative Republic of Brazil
(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)

399 Park Avenue
New York, New York  10043
(877) 248 - 4237
 (Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Article 9 Agents, LLC
535 Eighth Avenue, 15th Floor
New York, New York 10018
877-500-0292
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jonathan Zonis, Esq. Clifford Chance US LLP 31 West 52nd Street New York, New York 10019	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing. ☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares, each representing the right to receive one (1) common share, without par value , of Valid Solucoes E Servicos De Seguranca Em Meios De Pagamento E Identificacao S.A.	50,000,000 American Depositary Shares	$5.00	$2,500,000	$290.25

*	Each unit represents 100 American Depositary Shares.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Location in Form of American
Depositary Receipt (“Receipt”)
Item Number and Caption			Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal		Face of Receipt - Introductory Article.
executive office
2.	Title of Receipts and identity of deposited		Face of Receipt - Top Center.
securities

Terms of Deposit:
	(i)	The amount of deposited securities	Face of Receipt - Upper right corner.
represented by one American Depositary
Share ("ADSs")
	(ii)	The procedure for voting, if any, the	Reverse of Receipt - Paragraphs (16)
		deposited securities	and (17).
	(iii)	The collection and distribution of	Reverse of Receipt - Paragraph (14).
dividends
	(iv)	The transmission of notices, reports and	Face of Receipt - Paragraph (13);
		proxy soliciting material	Reverse of Receipt - Paragraph (16).
	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (14)
and (16).
	(vi)	The deposit or sale of securities resulting	Face of Receipt - Paragraphs (3) and (6);
		from dividends, splits or plans of	Reverse of Receipt - Paragraphs (14) and
		reorganization	(18).
	(vii)	Amendment, extension or termination of	Reverse of Receipt - Paragraphs (22) and
		the deposit agreement	(23) (no provision for extensions).
	(viii)	Rights of holders of Receipts to inspect	Face of Receipt - Paragraph (13).
the transfer books of the Depositary and
the list of holders of ADSs
	(ix)	Restrictions upon the right to deposit or	Face of Receipt – Paragraphs (2), (3), (4),
		withdraw the underlying securities	(6), (7), (9) and (10).

Location in Form of American
Depositary Receipt (“Receipt”)
Item Number and Caption		Filed Herewith as Prospectus

	(x) Limitation upon the liability of the	Face of Receipt - Paragraph (7);
	Depositary	Reverse of Receipt - Paragraphs (19) and
(20).
3.	Fees and charges which may be imposed	Face of Receipt - Paragraph (10).
directly or indirectly on holders of ADSs

Item 2. AVAILABLE INFORMATION		Face of Receipt - Paragraph (13).

The Company publishes the information contemplated in Rule 12g3-2(b)(2)(i) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) on its internet website or through an electronic information delivery system generally available to the public in the Company’s primary trading market.  As of the date hereof the Company’s internet website is www.valid.com.br.  The information so published by the Company may not be in English, except that the Company is required, in order to maintain its exemption from the Exchange Act reporting obligations pursuant to Rule 12g3-2(b), to translate such information into English to the extent contemplated in Rule 12g3-2(b).  The information so published by the Company cannot be retrieved from the internet website of United States Securities and Exchange Commission (the “Commission”), and cannot be inspected or copied at the public reference facilities maintained by the Commission located (as of the date of the Deposit Agreement) at 100 F Street, N.E., Washington, D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)
Form of Deposit Agreement, by and among Valid Solucoes e Servicos De Seguranca Em Meios De Pagamento e Identificacao S.A. (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (“Deposit Agreement”).  — Filed herewith as Exhibit (a).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  — None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. — Filed herewith as Exhibit (d).

(e)	Certificate under Rule 466. — None.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. — Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

(a)
The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, by and among, Valid Solucoes e Servicos De Seguranca Em Meios De Pagamento e Identificacao S.A., Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 2nd day of May, 2011.

Legal entity created by the Deposit Agreement under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing the right to receive one (1) common share, without par value , of  Valid Solucoes e Servicos De Seguranca Em Meios De Pagamento e Identificacao S.A.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Robert Franz
	Name:	Robert Franz
	Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Valid Solucoes e Servicos De Seguranca Em Meios De Pagamento e Identificacao S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in São Paulo, Brazil, on May 2, 2011.

VALID SOLUCOES E SERVICOS DE SEGURANCA EM MEIOS DE PAGAMENTO E IDENTIFICACAO S.A.

By:	/s/ Sidney Levy
	Name:	Sidney Levy
	Title:	President and Chief Executive Officer and Director

By:	/s/ Carlos Affonso S. d’Albuquerque
	Name:	Carlos Affonso S. d’Albuquerque
	Title:	Director of Finance

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Mario Cabral and Carlos Affonso S. d’Albuquerque to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on May 2, 2011.

Signature	Title

/s/ Sidney Levy
Sidney Levy	President and Chief Executive Officer and Director (Principal Executive Officer)

/s/ Carlos Affonso S. d’Albuquerque
Carlos Affonso S. d’Albuquerque	Director of Finance (Principal Financial Officer)

/s/ Marcílio Marques Moreira
Marcílio Marques Moreira	Deputy Chairman an Independent Board Member

/s/ Luiz Maurício Leuzinger
Luiz Maurício Leuzinger	Independent Board Member

Signature	Title

/s/ Guilherme Affonso Ferreira
Guilherme Affonso Ferreira	Independent Board Member

/s/ Yon Moreira da Silva Jr.
Yon Moreira da Silva Jr.	Independent Board Member

/s/ Antonio B. Coury Jr.
Antonio B. Coury Jr.	Independent Board Member

Victor Fernando Ribeiro	Independent Board Member

Authorized Representative in the U.S. Article 9 Agents LLC

By:	/s/ Bianca Blazier
Bianca Blazier

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)	Form of Deposit Agreement

(d)	Opinion of counsel to the Depositary